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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Collins, Jr., Arthur D. (Last) (First) (Middle)		U.S. Bancorp (USB)

	Medtronic, Inc. 710 Medtronic Parkway, N.E. (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/01/02

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Minneapolis, MN 55432-5604 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Non-Employee Director Stock Option (Right to Buy)		$18.95		10/01/02				A			800

	Non-Employee Director Stock Option (Right to Buy)		$23.18

	Non-Employee Director Stock Option (Right to Buy)		$22.16

	Non-Employee Director Stock Option (Right to Buy)		$20.78

	Non-Employee Director Stock Option (Right to Buy)		$20.78

	Non-Employee Director Stock Option (Right to Buy)		$20.78

	Non-Employee Director Stock Option (Right to Buy)		$22.02

	Non-Employee Director Stock Option (Right to Buy)		$23.31

	Non-Employee Director Stock Option (Right to Buy)		$23.20

	Non-Employee Director Stock Option (Right to Buy)		$22.60

	Non-Employee Director Stock Option (Right to Buy)		$23.34

	Non-Employee Director Stock Option (Right to Buy)		$16.85

	Non-Employee Director Stock Option (Right to Buy)		$29.35

	Non-Employee Director Stock Option (Right to Buy)		$34.09

	Non-Employee Director Stock Option (Right to Buy)		$19.13

	Non-Employee Director Stock Option (Right to Buy)		$18.93

	Non-Employee Director Stock Option (Right to Buy)		$15.68

	Non-Employee Director Stock Option (Right to Buy)		$14.89

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	10/01/12		Common Stock	800		(2)		800		D

		7/01/12		Common Stock	1,375				1,375		D

		4/01/12		Common Stock	1,250				1,250		D

		1/02/12		Common Stock	9,150				9,150		D

		1/02/12		Common Stock	8,600				8,600		D

		1/02/12		Common Stock	2,250				2,250		D

		10/01/11		Common Stock	1,000				1,000		D

		7/02/11		Common Stock	875				875		D

		4/02/11		Common Stock	875				875		D

		3/12/11		Common Stock	7,350				7,350		D

		2/27/11		Common Stock	15,000				15,000		D

		4/19/10		Common Stock	6,451				6,451		D

		4/20/09		Common Stock	6,451				6,451		D

		4/22/08		Common Stock	6,451				6,451		D

		4/24/07		Common Stock	6,451				6,451		D

		1/15/07		Common Stock	1,006				1,006		D

		4/17/06		Common Stock	5,692				5,692		D

		2/21/06		Common Stock	9,487				9,487		D

Explanation of Responses:

(1) - The option vests in four equal annual installments beginning on October 1, 2003.

(2) - Stock Option aquired from Issuer in lieu of $3,500 of cash compensation for third quarter 2002 director fees under the 2001 Executive Stock Incentive Plan.

By: /s/ By Lee R. Mitau For Arthur D. Collins, Jr.	10/03/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.